SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1

FORM U5S/A

ANNUAL REPORT

For the Year Ended December 31, 2001

Filed pursuant to the Public Utility Holding Company Act of 1935 by

Cinergy Corp.
139 East Fourth Street
Cincinnati, Ohio 45202

ITEM 10. FINANCIAL STATEMENTS AND EXHIBITS

The documents listed below are being filed or have previously been filed and are incorporated herein by reference from the documents indicated and made a part hereof. Exhibits not identified as previously filed are filed herewith:

  Exhibit                                                                                  Previously Filed as
Designation                               Nature of Exhibit                                    Exhibit to:

   A-1    Annual Report of Cinergy on Form 10-K for the year ended December 31, 2001    File No. 1-11377

   A-2    2002 Proxy Statement for the year ended December 31, 2001                     File No. 1-11377

   A-3    Annual Report of CG&E on Form 10-K for the year ended December 31, 2001       File No. 1-01232

   A-4    Annual Report of PSI on Form 10-K for the year ended December 31, 2001        File No. 1-03543

   A-5    Annual Report of ULH&P on Form 10-K for the year ended December 31, 2001      File No. 2-07793

   A-6    2002 Information Statement of PSI for the year ended December 31, 2001        File No. 1-03543

ITEM 10. FINANCIAL STATEMENTS AND EXHIBITS (Continued)

The documents listed below are being filed or have previously been filed and are incorporated herein by reference from the documents indicated and made a part hereof. Exhibits not identified as previously filed are filed herewith:

  Exhibit                                                                                    Previously Filed as
Designation                               Nature of Exhibit                                      Exhibit to:

   B-1    Certificate of Incorporation of Cinergy, as amended May 10, 2001              Cinergy's March 31, 2001,
                                                                                        Form 10-Q, File No. 1-11377

   B-2    By-laws of Cinergy as amended December 14, 2000                               Cinergy's 2000 Form 10-K
                                                                                        File No. 1-11377

   B-3    Amended Articles of Incorporation of CG&E effective October 23, 1996          CG&E's September 30, 1996,
                                                                                        Form 10-Q, File No. 1-01232

   B-4    Regulations of CG&E as amended, adopted April 25, 1996                        CG&E's March 31, 1996,
                                                                                        Form 10-Q, File No. 1-01232

   B-5    Amended Articles of Consolidation of PSI as amended April 20, 1995            PSI's June 30, 1995
                                                                                        Form 10-Q, File No. 1-03543

   B-6    Amendment to Article D of the Amended Articles of Consolidation of PSI        PSI's 1997 Form 10-K
          effective July 10, 1997                                                       File No. 1-03543

   B-7    By-laws of PSI as amended December 17, 1996                                   PSI's March 31, 1997
                                                                                        Form 10-Q, File No. 1-03543

   B-8    Restated Articles of Incorporation of ULH&P made effective May 7, 1976        ULH&P's May 1976,
                                                                                        Form 8-K, File No. 2-07793

   B-9    By-laws of ULH&P as amended, adopted May 8, 1996                              ULH&P's March 31, 1996,
                                                                                        Form 10-Q, File No. 2-07793

   B-10   Amendment to Restated Articles of Incorporation of ULH&P  (Article Third) and  ULH&P's 1997 Form 10-K
          Amendment to the By-laws of ULH&P (Article 1), both effective July 24, 1997    File No. 2-07793

   B-11   By-laws of ULH&P as amended, adopted May 26, 1999                             Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-12   Certificate of Incorporation of Services                                      Cinergy's Form U5S filed
                                                                                        May 1, 1996

   B-13   By-laws of Services                                                           Cinergy's Form U5S filed
                                                                                        May 1, 1996

   B-14   Articles of Incorporation of Tri-State Improvement Company                    Cinergy's Form U5S filed
                                                                                        May 1, 1996

   B-15   Regulations of Tri-State Improvement Company as amended,                      Cinergy's Form U5S filed
          adopted May 28, 1999                                                          May 1, 2000

   B-16   Articles of Incorporation of Lawrenceburg                                     Cinergy's Form U5S filed
                                                                                        May 1, 1996

   B-17   By-laws of Lawrenceburg as amended, adopted May 28, 1999                      Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-18   Articles of Incorporation of Miami Power Corporation as amended               Cinergy's Form U5S filed
                                                                                        May 1, 1996

   B-19   By-laws of Miami Power Corporation as amended, adopted May 28, 1999           Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-20   Articles of Incorporation of KO Transmission Company                          Cinergy's Form U5S filed
                                                                                        May 1, 1996

   B-21   By-laws of KO Transmission Company as amended, adopted May 28, 1999           Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-22   Certificate of Incorporation of Cinergy Power Investments, Inc.               Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-23   Regulations of Cinergy Power Investments, Inc.                                Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-24   Articles of Incorporation of South Construction Company, Inc.                 Cinergy's Form U5S filed
                                                                                        May 1, 1996

   B-25   By-laws of South Construction Company, Inc.                                   Cinergy's Form U5S filed
                                                                                        May 1, 1996

   B-26   Certificate of Incorporation of Investments                                   Cinergy's Form U5S filed
                                                                                        May 1, 1996

   B-27   By-laws of Investments                                                        Cinergy's Form U5S filed
                                                                                        May 1, 1996

   B-28   Amended Articles of Incorporation of Cinergy-Cadence, Inc.                    Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-29   By-laws of Cinergy-Cadence, Inc.                                              Cinergy's Form U5S filed
                                                                                        May 1, 1996

   B-30   Certificate of Formation of Cadence Network                                   Cinergy's Form U5S filed
                                                                                        May 1, 1998

   B-31   Certificate of Incorporation of Cadence Network                               Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-32   By-laws of Cadence Network                                                    Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-33   Amended Articles of Incorporation of Capital & Trading                        Cinergy's Form U5S filed
                                                                                        May 1, 1997

   B-34   By-laws of Capital & Trading                                                  Cinergy's Form U5S filed
                                                                                        May 1, 1996

   B-35   Certificate of Formation of CinCap IV, LLC                                    Cinergy's Form U5S filed
                                                                                        May 1, 1998

   B-36   Certificate of Formation of CinCap V, LLC                                     Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-37   Certificate of Formation of CinCap VIII, LLC                                  Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-38   Certificate of Formation of CinCap VII, LLC                                   Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-39   Amended Agreement of Limited Liability Company of CinCap VII, LLC             Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-40   Certificate of Formation of CinCap Madison, LLC (formerly Duke Energy         Cinergy's Form U5S filed
          Madison, LLC)                                                                 May 1, 2000

   B-41   Certificate of Formation of CinCap IX, LLC                                    Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-42   Limited Liability Company Agreement of CinCap IX, LLC                         Refer to footnote 1

   B-43   Certificate of Formation of CinCap X, LLC                                     Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-44   Limited Liability Company Agreement of CinCap X, LLC                          Refer to footnote 1

   B-45   Certificate of Formation of CinPower I, LLC                                   Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-46   Amended Agreement of Limited Liability Agreement of CinPower I, LLC           Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-47   Certificate of Amendment to Certificate of Formation of Cinergy Marketing &   Cinergy's Form U5S filed
          Trading  (The sole purpose of the amendment was to change Producers Energy    May 1, 2000
          Marketing, LLC's name to Cinergy Marketing & Trading)

   B-48   Second Amended Agreement of Limited Liability Company of Cinergy Marketing &  Cinergy's Form U5S filed
          Trading dated June 8, 1999                                                    May 1, 2000

   B-49   Certificate of Formation of Cinergy Transportation, LLC                       Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-50   Limited Liability Company Agreement of Cinergy Transportation, LLC            Refer to footnote 1

   B-51   Certificate of Formation for SynCap II, LLC                                   Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-52   Limited Liability Company Agreement of SynCap II, LLC                         Refer to footnote 1

   B-53   Certificate of Incorporation of Cinergy Communications, Inc.                  Cinergy's Form U5S filed
                                                                                        May 1, 1997

   B-54   By-laws of Cinergy Communications, Inc.                                       Cinergy's Form U5S filed
                                                                                        May 1, 1997

   B-55   Certificate of Amendment of Certificate of Incorporation of Cinergy           Cinergy's Form U5S filed
          Telecommunications Holding Company, Inc.  (The sole purpose of this           May 1, 2001
          amendment was to change Cinergy Communications, Inc.'s name to Cinergy
          Telecommunications Holding Company, Inc.)

   B-56   Certificate of Formation of Lattice Communications, LLC                       Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-57   Articles of Incorporation of Cinergy Engineering, Inc.                        Cinergy's Form U5S filed
                                                                                        May 1, 1998

   B-58   Regulations of Cinergy Engineering, Inc.                                      Cinergy's Form U5S filed
                                                                                        May 1, 1998

   B-59   Certificate of Incorporation of Cinergy - Centrus, Inc.                       Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-60   By-laws of Cinergy - Centrus, Inc.                                            Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-61   Certificate of Incorporation of Cinergy - Centrus Communications, Inc.        Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-62   By-laws of Cinergy - Centrus Communications, Inc.                             Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-63   Certificate of Incorporation of Solutions Holding                             Cinergy's Form U5S filed
                                                                                        May 1, 1999

   B-64   By-laws of Solutions Holding                                                  Cinergy's Form U5S filed
                                                                                        May 1, 1998

   B-65   Certificate of Amendment of Certificate of Incorporation of Cinergy Solutions Cinergy's Form U5S filed
          Holding Company, Inc.  (The sole purpose of the amendment was to change       May 1, 2001
          Cinergy Solutions, Inc.'s name to Cinergy Solutions Holding Company, Inc.)

   B-66   Certificate of Incorporation of 3036243 Nova Scotia Company                   Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-67   Limited Liability Company Agreement of Cinergy Solutions Limited Partnership  Refer to footnote 1

   B-68   Certificate of Incorporation of Vestar, Inc. (formerly known as Cinergy       Cinergy's Form U5S filed
          Business Solutions, Inc.)                                                     April 30, 1999

   B-69   By-laws of Vestar, Inc. (formerly known as Cinergy Business Solutions, Inc.)  Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-70   Amendment of Articles of Vestar Limited (formerly Rose Technology Group       Cinergy's Form U5S filed
          Limited)                                                                      May 1, 2000

   B-71   Certificate of Formation of Cinergy EPCOM, LLC                                Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-72   Certificate of Formation of Cinergy EPCOM College Park, LLC                   Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-73   Certificate of Incorporation of Solutions                                     Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-74   Certificate of Incorporation of Cinergy Energy Solutions, Inc.                Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-75   Certificate of Formation of Cinergy GASCO Solutions, LLC                      Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-76   Limited Liability Company Agreement of Cinergy GASCO Solutions, LLC           Refer to footnote 1

   B-77   Certificate of Formation of Cinergy Solutions Partners, LLC                   Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-78   Limited Liability Company Agreement of Cinergy Solutions Partners, LLC        Refer to footnote 1

   B-79   Certificate of Formation of Lansing Grand River Utilities, LLC                Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-80   Limited Liability Company Agreement of Lansing Grand River Utilities, LLC     Refer to footnote 1

   B-81   Certificate of Formation for Oklahoma Arcadian Utilities, LLC                 Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-82   Limited Liability Company Agreement for Oklahoma Arcadian Utilities, LLC      Refer to footnote 1

   B-83   Certificate of Formation for Shreveport Red River Utilities, LLC              Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-84   Limited Liability Company Agreement for Shreveport Red River Utilities, LLC   Refer to footnote 1

   B-85   Amended and Restated Certificate of Formation for Shreveport Red River        Cinergy's Form U5S filed
          Utilities, LLC                                                                May 1, 2001

   B-86   Certificate of Formation for Cinergy Solutions of Boca Raton, LLC             Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-87   Limited Liability Company Agreement for Cinergy Solutions of Boca Raton, LLC  Refer to footnote 1

   B-88   Certificate of Incorporation of Cinergy Solutions of Tuscola, Inc.            Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-89   By-laws of Cinergy Solutions of Tuscola, Inc.                                 Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-90   Certificate of Formation of Energy Equipment Leasing LLC                      Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-91   Certificate of Formation of Trigen-Cinergy Solutions LLC                      Cinergy's Form U5S filed
                                                                                        May 1, 1998

   B-92   Certificate of Formation of Trigen-Cinergy Solutions of Ashtabula, LLC        Cinergy's Form U5S filed on
                                                                                        May 1, 2000

   B-93   Limited Liability Company Agreement of Trigen-Cinergy Solutions               Refer to footnote 1
          of Baltimore LLC

   B-94   Certificate of Formation of Trigen-Cinergy Solutions of Boca Raton, LLC       Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-95   Articles of Organization of Trigen-Cinergy Solutions of Cincinnati, LLC       Cinergy's Form U5S filed
                                                                                        May 1, 1998

   B-96   Certificate of Formation of Trigen-Cinergy Solutions of College Park, LLC     Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-97   Certificate of Formation of Trigen-Cinergy Solutions of Lansing LLC           Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-98   Certificate of Formation of Trigen/Cinergy - USFOS Lansing LLC                Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-99   Limited Liability Company Agreement for Trigen/Cinergy - USFOS Lansing LLC    Refer to footnote 1

   B-100  Certificate of Formation of Trigen-Cinergy Solutions of Orlando LLC           Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-101  Certificate of Formation of Trigen-Cinergy Solutions of Owings Mills LLC      Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-102  Certificate of Formation of Trigen-Cinergy Solutions of Owings Mills Energy   Cinergy's Form U5S filed
          Equipment Leasing, LLC                                                        May 1, 2000

   B-103  Certificate of Formation of Trigen-Cinergy Solutions of Rochester LLC         Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-104  Certificate of Formation of Trigen-Cinergy Solutions of Silver Grove LLC      Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-105  Resolutions of Trigen-Cinergy Solutions of Silver Grove LLC                   Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-106  Limited Liability Company Agreement of Trigen-Cinergy Solutions               Refer to footnote 1
          of St. Paul LLC

   B-107  Certificate of Formation of Trigen-Cinergy Solutions of Tuscola, LLC          Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-108  Certificate of Incorporation of Cinergy Supply Network, Inc.                  Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-109  By-laws of Cinergy Supply Network, Inc.                                       Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-110  Articles of Organization of Reliant Services, LLC                             Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-111  Articles of Incorporation of Technology                                       Cinergy's Form U5S filed
                                                                                        May 1, 1996

   B-112  By-laws of Technology                                                         Cinergy's Form U5S filed
                                                                                        May 1, 1996

   B-113  Amended Articles of Incorporation of Cinergy Engineering, Inc. (formerly      Cinergy's Form U5S filed
          Enertech Associates International, Inc.)                                      May 1, 1997

   B-114  Regulations of Cinergy Engineering, Inc. (formerly Enertech Associates        Cinergy's Form U5S filed
          International, Inc.)                                                          May 1, 1996

   B-115  Certificate of Incorporation of Global Resources                              Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-116  By-laws of Global Resources                                                   Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-117  Certificate of Incorporation of Global Power  (formerly Cinergy               Cinergy's Form U5S filed
          Investments MPI, Inc.)                                                        May 1, 1998

   B-118  By-laws of Global Power                                                       Cinergy's Form U5S filed
                                                                                        May 1, 1998

   B-119  By-laws of Cinergy Global Chandler Holding, Inc.                              Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-120  Certificate of Incorporation of Cinergy Global Chandler I, Inc.               Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-121  By-laws of Cinergy Global Chandler I, Inc.                                    Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-122  Certificate of Incorporation of Cinergy Global Ely, Inc.                      Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-123  By-laws of Cinergy Global Ely, Inc.                                           Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-124  Articles of Association of EPR Ely Power Limited                              Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-125  Articles of Association of EPR Ely Limited                                    Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-126  Articles of Association of Ely Power Limited                                  Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-127  Memorandum of Association of Anglian Ash Limited                              Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-128  Articles of Association of Anglian Ash Limited                                Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-129  Articles of Association of Anglian Straw Limited                              Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-130  Certificate of Incorporation of Cinergy Global Foote Creek, Inc.              Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-131  By-laws of Cinergy Global Foote Creek, Inc.                                   Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-132  Certificate of Formation of Foote Creek III, LLC                              Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-133  Limited Liability Company Agreement of Foote Creek III, LLC                   Refer to footnote 1

   B-134  Certificate of Incorporation of Cinergy Global Foote Creek II, Inc.           Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-135  By-laws of Cinergy Global Foote Creek II, Inc.                                Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-136  Certificate of Formation of Foote Creek II, LLC                               Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-137  By-laws of Cinergy Foot Creek IV, Inc.                                        Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-138  Articles of Association of Cinergy Global Power Services Limited              Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-139  Articles of Association of Cinergy Global Power Limited                       Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-140  Articles of Association of MPI International Limited                          Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-141  Certificate of Incorporation on name change of MPI International Limited      Cinergy's Form U5S filed
                                                                                        May 1, 1998

   B-142  Articles of Association of Cinergy Global Power (UK) Limited                  Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-143  Articles of Association of Cinergy Global Trading Limited                     Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-144  Certificate of Incorporation of Cinergy Global San Gorgonio, Inc.             Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-145  By-laws of Cinergy Global San Gorgonio, Inc.                                  Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-146  Certificate of Formation of San Gorgonio Westwinds II, LLC                    Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-147  Certificate of Incorporation of Global Holdings                               Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-148  By-laws of Global Holdings                                                    Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-149  Articles of Association of Holdings B.V.                                      Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-150  Articles of Association of Cinergy Zambia B.V.                                Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-151  Articles of Association of Copperbelt                                         Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-152  Articles of Association of Cinergy Turbines B.V.                              Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-153  Certificate of Incorporation of EOS I                                         Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-154  Certificate of Incorporation of EOS II                                        Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-155  Articles of Association of Hydro B.V.                                         Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-156  Articles of Association of Cinergy Renovables Ibericas, S.A.                  Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-157  Certificate of Incorporation of Cinergy Global Power Iberia, S.A.             Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-158  Articles of Association of Cinergy Global Power Iberia, S.A.                  Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-159  Certificate of Incorporation of Escambeo, S.L.                                Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-160  Articles of Association of Escambeo, S.L.                                     Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-161  Certificate of Incorporation of Elecdey Ascoy, S.A.                           Cinergy's Form U5S filed
          (formerly Parque Eolico de Ascoy, S.A.)                                       May 1, 2000

   B-162  Articles of Association of Elecdey Ascoy, S.A. (formerly Parque               Cinergy's Form U5S filed
          Eolico deAscoy, S.A.)                                                         May 1, 2000

   B-163  Certificate of Incorporation of Ventoabrego, S.L.                             Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-164  Articles of Association of Ventoabrego, S.L.                                  Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-165  Articles of Association of Cinergy 1 B.V.                                     Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-166  Statement of Incorporation of Startekor                                       Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-167  Statement of Incorporation of Narva                                           Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-168  Articles of Association of Cinergy Global Resources 1 B.V.                    Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-169  Extract from the Companies Register for Teplarny                              Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-170  Extract from the Companies Register for Energetika                            Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-171  Articles of Association of Cinergy Global Resources a.s.                      Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-172  Articles of Association of Cinergy Global Resources 1 Sp. Z o.o.              Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-173  Articles of Association of Cinergetika                                        Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-174  Articles of Association of Chropyne                                           Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-175  Articles of Association of Otrokovice                                         Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-176  Articles of Association of Cinergy 2 B.V.                                     Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-177  Certificate of Incorporation of Desebro                                       Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-178  Certificate of Incorporation of Northeolic Pico Gallo, S.L.                   Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-179  Articles of Association of Northeolic Pico Gallo, S.L.                        Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-180  Certificate of Incorporation of Desarrollos Eolico El Aguila, S.A.            Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-181  Articles of Association of Desarrollos Eolico El Aguila, S.A.                 Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-182  Certificate of Incorporation of Sinergia Aragonesa, S.L.                      Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-183  Articles of Association of Sinergia Aragonesa, S.L.                           Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-184  Deed of Incorporation of Cinergy Global Baghabari I B.V.                      Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-185  Certificate of Incorporation of Cinergy Global Baghabari I B.V.               Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-186  Certificate of Incorporation of Baghabari Power Company Limited               Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-187  Articles of Association of Baghabari Power Company Limited                    Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-188  Deed of Incorporation of Cinergy Global Baghabari II B.V.                     Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-189  Certificate of Incorporation of Cinergy Global Baghabari II B.V.              Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-190  Deed of Incorporation of Cinergy South Africa Investments 1 B.V.              Cinergy's Form U5S filed
          (formerly Cinergy Global 3 B.V.)                                              May 1, 2000

   B-191  Certificate of Incorporation of Cinergy South Africa Investments 1 B.V.       Cinergy's Form U5S filed
          (formerly Cinergy Global 3 B.V.)                                              May 1, 2000

   B-192  Certificate of Incorporation and Articles of Association of Cinergy South     Cinergy's Form U5S filed
          Africa Investments 1 B.V. (formerly Cinergy Global Power 3 B.V.)              May 1, 2001

   B-193  Certificate of Incorporation of Egoli Gas (Proprietary) Limited               Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-194  Articles of Association of Egoli Gas (Proprietary) Limited                    Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-195  Deed of Incorporation of Cinergy Global 4 B.V.                                Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-196  Certificate of Incorporation of Cinergy Global 4 B.V.                         Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-197  Certificate of Incorporation of Cinergy Global 5 B.V.                         Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-198  Articles of Incorporation of Cinergy Global 5 B.V.                            Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-199  Memorandum of Association of Cinergy Global (Cayman) Holdings, Inc.           Cinergy's Form U5S filed
          (formerly Cinergy MPI III, Inc.)                                              May 1, 1998

   B-200  Articles of Association of Cinergy Global (Cayman) Holdings, Inc.             Cinergy's Form U5S filed
          (formerly Cinergy MPI III, Inc.)                                              May 1, 1998

   B-201  Memorandum of Association of Cinergy Global Hydrocarbons Pakistan             Cinergy's Form U5S filed
          (formerly Cinergy MPI I, Inc.)  (Memorandums of Association of                May 1, 1998
          Cinergy MPI V, Inc. through Cinergy MPI X, Inc. are identical to that of Cinergy Global Hydrocarbons Pakistan and will be
          furnished upon request)

   B-202  Articles of Association of Cinergy Global Hydrocarbons Pakistan               Cinergy's Form U5S filed
          (Articles of Association of Cinergy MPI V, Inc. through Cinergy               May 1, 1998
          MPI X, Inc. are identical to that of Cinergy Global Hydrocarbons
          Pakistan and will be furnished upon request)

   B-203  Memorandum of Association of Cinergy Global Tsavo Power (formerly             Cinergy's Form U5S filed
          Cinergy MPI II, Inc.)                                                         May 1, 1998

   B-204  Articles of Association of Cinergy Global Tsavo Power (formerly               Cinergy's Form U5S filed
          Cinergy MPI II, Inc.)                                                         May 1, 1998

   B-205  Articles of Association of IPS - Cinergy Power Limited                        Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-206  Certificate of Incorporation of Tsavo Power Company Limited                   Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-207  Articles of Association of Tsavo Power Company Limited                        Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-208  Certificate of Amendment of Certificate of Incorporation of Cinergy           Cinergy's Form U5S filed
          Global One, Inc.                                                              May 1, 2001

   B-209  By-laws of Cinergy Global One, Inc.                                           Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-210  Articles of Association of Midlands Hydrocarbons (Bangladesh) Limited         Cinergy's Form U5S filed
                                                                                        April 30, 1999

   B-211  Certificate of Incorporation of Cinergy UK, Inc.                              Cinergy's Form U5S filed
                                                                                        May 1, 1997

   B-212  By-laws of Cinergy UK as amended, July 15, 1999                               Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-213  Memorandum of Association of Anglian Straw Limited                            Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-214  Certificate of Incorporation of Ely Power Limited                             Cinergy's Form U5S filed
                                                                                        May 1, 2000

   B-215  Amended Certificate of Formation of CinTec dated November 29, 2000            Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-216  Limited Liability Company Agreement for CinTec                                Refer to footnote 1

   B-217  Certificate of Formation of CinTec dated November 15, 2000                    Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-218  Amended Certificate of Formation of CinTec I LLC dated November 29, 2000      Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-219  Limited Liability Company Agreement for CinTec I LLC                          Refer to footnote 1

   B-220  Certificate of Formation of CinTec I LLC dated November 15, 2000              Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-221  By-laws of Cinergy Technologies as amended September 5, 2000                  Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-222  Amended Certificate of Incorporation of Cinergy Technologies                  Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-223  Certificate of Formation of Ventures                                          Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-224  Limited Liability Company Agreement for Ventures                              Refer to footnote 1

   B-225  Certificate of Formation of Cinergy Ventures II, LLC                          Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-226  Limited Liability Company Agreement for Cinergy Ventures II, LLC              Refer to footnote 1

   B-227  Certificate of Formation of Cinergy e-Supply                                  Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-228  Limited Liability Company Agreement for Cinergy e-Supply                      Refer to footnote 1

   B-229  Certificate of Formation of Cinergy One                                       Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-230  By-laws of Cinergy One                                                        Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-231  Certificate of Incorporation of Cinergy Two, Inc.                             Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-232  Instrument of Organization for Cinergy Two, Inc.                              Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-233  By-laws of Cinergy Two, Inc.                                                  Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-234  Certificate of Incorporation of Wholesale Energy                              Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-235  Regulations of Wholesale Energy                                               Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-236  Certificate of Formation for Generation Services                              Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-237  Limited Liability Company Agreement for Generation Services                   Refer to footnote 1

   B-238  By-laws of Optimira Controls, Inc. (Filed under cover of Form SE)             Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-239  Articles of Incorporation of Optimira Controls, Inc.                          Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-240  Articles of Organization for Green Power G.P., LLC                            Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-241  Limited Liability Company Agreement of Green Power G.P., LLC                  Refer to footnote 1

   B-242  Certificate of Formation of Green Power Holdings, LLC                         Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-243  Limited Liability Company Agreement of Green Power Holdings, LLC              Refer to footnote 1

   B-244  Certificate of Formation of Green Power Limited, LLC                          Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-245  Limited Liability Company Agreement of Green Power Limited, LLC               Refer to footnote 1

   B-246  Articles of Incorporation of MPI Acquisitions Corp., Inc. (formerly MPI       Cinergy's Form U5S filed
          Acquisitions)                                                                 May 1, 2001

   B-247  By-laws of MPI Acquisitions                                                   Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-248  Form 10 for Cinergy Renewable Trading Limited                                 Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-249  Memorandum and Articles of Association of Cinergy Renewable                   Cinergy's Form U5S filed
          Trading Limited                                                               May 1, 2001

   B-250  Certificate of Incorporation on change of name of UK Electric                 Cinergy's Form U5S filed
          Power Limited                                                                 May 1, 2001

   B-251  New Articles of Association of UK Electric Power Limited                      Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-252  Articles of Association of Age Inversiones en Medio Ambiente, S.L.            Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-253  Certificate of Incorporation of Age Inversiones en Medio Ambiente, S.L.       Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-254  Articles of Association of Tractaments De Juneda, S.A.                        Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-255  Certificate of Incorporation of Tractaments De Juneda, S.A.                   Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-256  Articles of Sinergia Andaluza, S.L.                                           Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-257  Certificate of Incorporation of Sinergia Andaluza, S.L.                       Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-258  Statutes of the Company of Corporacion Eolica Aragonesa, S.A.                 Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-259  Certificate of Incorporation of Corporacion Eolica Aragonesa, S.A.            Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-260  Articles of Association of Corporacion Eolica, S.L.                           Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-261  Certificate of Incorporation of Corporacion Eolica, S.L.                      Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-262  Form 10 for Commercial Electricity Supplies Limited                           Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-263  Memorandum and Articles of Association of Commercial Electricity              Cinergy's Form U5S filed
          Supplies Limited (formerly named UK Electric Power Limited)                   May 1, 2001

   B-264  Articles of Association of EoloCrisa, S.L.                                    Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-265  Certificate of Incorporation of EoloCrisa, S.L.                               Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-266  Certificate of Formation of eVent (Triple Point) LLC                          Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-267  Limited Liability Company Agreement for eVent (Triple Point) LLC              Refer to footnote 1

   B-268  Articles of Incorporation of Q-Comm Corporation                               Cinergy's Form U5S filed
          (Filed under cover of Form SE)                                                May 1, 2001

   B-269  By-laws of Incorporation of Q-Comm Corporation                                Cinergy's Form U5S filed
          (Filed under cover of Form SE)                                                May 1, 2001

   B-270  Articles of Incorporation of Miller Pipeline Corporation (Filed               Cinergy's Form U5S filed
          under cover of Form SE)                                                       May 1, 2001

   B-271  By-laws of Miller Pipeline Corporation (Filed under cover of Form SE)         Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-272  Articles of Association of Cinergy Eesti OU                                   Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-273  Statement of Incorporation of Cinergy Eesti OU                                Cinergy's Form U5S filed
                                                                                        May 1, 2001

   B-274  Certificate of Trust of CC Funding Trust I

   B-275  Certificate of Formation of CPI Allowance Management, LLC

   B-276  Limited Liability Company Agreement of CPI Allowance Management, LLC          Refer to footnote 1

   B-277  Certificate of Formation of CPI Investments, LLC

   B-278  Limited Liability Company Agreement of CPI Investments, LLC                   Refer to footnote 1

   B-279  Amended and Restated Certificate of Formation of Brownsville
          Power I, L.L.C.

   B-280  Amended and Restated Limited Liability Company Agreement of                   Refer to footnote 1
          Brownsville Power I, L.L.C.

   B-281  Amended and Restated Certificate of Formation of Caledonia Power I, L.L.C.

   B-282  Amended and Restated Limited Liability Company Agreement of                   Refer to footnote 1
          Caledonia Power I, L.L.C.

   B-283  Certificate of Formation of CinCap - Chippewa, LLC

   B-284  Limited Liability Company Agreement of CinCap - Chippewa, LLC                 Refer to footnote 1

   B-285  Certificate of Formation of CinCap - Martinsville, LLC

   B-286  Limited Liability Company Agreement of CinCap - Martinsville, LLC             Refer to footnote 1

   B-287  Certificate of Formation of CinCap - Oraville, LLC

   B-288  Limited Liability Company Agreement of CinCap - Oraville, LLC                 Refer to footnote 1

   B-289  Certificate of Formation of CinCap PIC, LLC

   B-290  Limited Liability Company Agreement of CinCap PIC, LLC                        Refer to footnote 1

   B-291  Certificate of Formation of CinPeak Resources, LLC

   B-292  Limited Liability Company Agreement of CinPeak Resources, LLC                 Refer to footnote 1

   B-293  Certificate of Amendment of Certificate of Formation of CinCap
          Madison, LLC (The sole purpose of the amendment was to change the name of Duke Energy Madison, LLC to CinCap Madison, LLC)

   B-294  Certificate of Incorporation of Cinergy Canada, Inc.

   B-295  By-laws of Cinergy Canada, Inc.

   B-296  Certificate of Formation of Cinergy Limited Holdings, LLC

   B-297  Limited Liability Company Agreement of Cinergy Limited Holdings, LLC          Refer to footnote 1

   B-298  Certificate of Formation of Cinergy General Holdings, LLC

   B-299  Limited Liability Company Agreement of Cinergy General Holdings, LLC          Refer to footnote 1

   B-300  Certificate of Formation of Cinergy Propane, LLC

   B-301  Limited Liability Company Agreement of Cinergy Propane, LLC                   Refer to footnote 1

   B-302  Certificate of Incorporation of Cinergy Retail Power Limited, Inc.

   B-303  By-laws of Cinergy Retail Power Limited, Inc.

   B-304  Articles of Incorporation of Cinergy Retail Power General, Inc.

   B-305  By-laws of Cinergy Retail Power General, Inc.

   B-306  Certificate of Limited Partnership of Cinergy Retail Power, L.P.

   B-307  Limited Partnership Agreement of Cinergy Retail Power, L.P.                   Refer to footnote 1

   B-308  Certificate of Formation of ENCOAL OPCO, LLC

   B-309  Limited Liability Company Agreement of ENCOAL OPCO, LLC                       Refer to footnote 1

   B-310  Certificate of Formation of BSPE Holdings, LLC

   B-311  Limited Liability Company Agreement of BSPE Holdings, LLC                     Refer to footnote 1

   B-312  Certificate of Formation of BSPE Limited, LLC

   B-313  Limited Liability Company Agreement of BSPE Limited, LLC                      Refer to footnote 1

   B-314  Articles of Organization of BSPE General, LLC

   B-315  Limited Liability Company Agreement of BSPE General, LLC                      Refer to footnote 1

   B-316  Certificate of Limited Partnership of BSPE, L.P.

   B-317  Limited Partnership Agreement of BSPE, L.P.                                   Refer to footnote 1

   B-318  Amended and Restated Certificate of Incorporation of U.S. Energy Biogas
          Corporation (formerly named Zahren Alternative Power Corporation)

   B-319  By-laws of U.S. Energy Biogas Corporation

   B-320  Certificate of Formation of Countryside Landfill Gasco., L.L.C.

   B-321  Limited Liability Company Agreement of Countryside Landfill Gasco., L.L.C.    Refer to footnote 1

   B-322  Certificate of Formation of Morris Gasco, L.L.C.

   B-323  Limited Liability Company Agreement of Morris Gasco, L.L.C.                   Refer to footnote 1

   B-324  Certificate of Limited Partnership of Brown County Landfill Gas
          Associates, L.P.

   B-325  Limited Partnership Agreement of Brown County Landfill Gas                    Refer to footnote 1
          Associates, L.P.

   B-326  Certificate of Formation of Cinergy Solutions of Philadelphia, LLC

   B-327  Limited Liability Company Agreement of Cinergy Solutions of                   Refer to footnote 1
          Philadelphia, LLC

   B-328  Certificate of Formation of CST Limited, LLC (formerly named CS Limited, LLC)

   B-329  Certificate of Amendment to Certificate of Formation of CST Limited, LLC (The
          sole purpose of the amendment was to change the name of CS Limited, LLC to
          CST Limited, LLC)

   B-330  Limited Liability Company Agreement of CST Limited, LLC                       Refer to footnote 1

   B-331  Articles of Organization of CST General, LLC

   B-332  Limited Liability Company Agreement of CST General, LLC                       Refer to footnote 1

   B-333  Agreement of Limited Partnership of CST Green Power, L.P.

   B-334  Limited Partnership Agreement of CST Green Power, L.P.                        Refer to footnote 1

   B-335  Certificate of Amendment of Certificate of Limited Partnership of South
          Houston Green Power, L.P. (formerly named Green Power, L.P.)

   B-336  Limited Partnership Agreement of South Houston Green Power, L.P.              Refer to footnote 1
          (formerly named Green Power, L.P.)

   B-337  Certificate of Formation of CSGP of Southeast Texas, LLC

   B-338  Limited Liability Company Agreement of CSGP of Southeast Texas, LLC           Refer to footnote 1

   B-339  Certificate of Formation of CSGP Limited, LLC

   B-340  Limited Liability Company Agreement of CSGP Limited, LLC                      Refer to footnote 1

   B-341  Articles of Organization of CSGP General, LLC

   B-342  Limited Liability Company Agreement of CSGP General, LLC                      Refer to footnote 1

   B-343  Certificate of Limited Partnership of CSGP Services, L.P.

   B-344  Limited Partnership Agreement of CSGP Services, L.P.                          Refer to footnote 1

   B-345  Certificate of Formation of Delta Township Utilities, LLC

   B-346  Limited Liability Company Agreement of Delta Township Utilities, LLC          Refer to footnote 1

   B-347  Certificate of Formation of Trigen-Cinergy Solutions of San Diego LLC

   B-348  Limited Liability Company Agreement of Trigen-Cinergy                         Refer to footnote 1
          Solutions of San Diego LLC

   B-349  Certificate of Formation of Trigen-Cinergy Solutions of the Southeast LLC

   B-350  Limited Liability Company Agreement of Trigen-Cinergy Solutions of the        Refer to footnote 1
          Southeast LLC

   B-351  Articles of Organization of Environmental Wood Supply, LLC

   B-352  Limited Liability Company Agreement of Environmental Wood Supply, LLC         Refer to footnote 1

   B-353  Articles of Organization of St. Paul Cogeneration, LLC

   B-354  Limited Liability Company Agreement of St. Paul Cogeneration, LLC             Refer to footnote 1

   B-355  Certificate of Incorporation with respect to CGP Global Greece Holdings, SA

   B-356  Articles of Association of CGP Global Greece Holdings, SA

   B-357  Certificate of Incorporation with respect to Attiki Denmark ApS

   B-358  Articles of Association for Attiki Denmark ApS

   B-359  Certificate of Incorporation with respect to Attiki Gas Supply Company SA

   B-360  Articles of Incorporation of Attiki Gas Supply Company SA

   B-361  Certificate of Formation of Chandler Wind Partners, LLC

   B-362  Limited Liability Company Agreement of Chandler Wind Partners, LLC            Refer to footnote 1

   B-363  Certificate of Formation of eVent Resources Overseas I, LLC

   B-364  Limited Liability Company Agreement of eVent Resources Overseas I, LLC        Refer to footnote 1

   B-365  Certificate of Formation of Foote Creek IV, LLC and Certificate of Correction
          of Foote Creek IV, LLC

   B-366  Limited Liability Company Agreement of Foote Creek IV, LLC                    Refer to footnote 1

   B-367  Certificate of Incorporation of Cinergy Global Peetz Table I, Inc.

   B-368  By-laws of Cinergy Global Peetz Table I, Inc.

   B-369  Certificate of Incorporation with respect to Valoritzacions Agroramaderes les
          Garrigues, S.L.

   B-370  Articles of Association of Valoritzacions Agroramaderes les Garrigues, S.L.

   B-371  Certificate of Incorporation with respect to Cinergy Renovables Aragon, S.L.

   B-372  Articles of Association of Cinergy Renovables Aragon, S.L.

   B-373  Certificate of Incorporation with respect to San Juan de Bargas Eolica, S.L.

   B-374  Articles of Association of San Juan de Bargas Eolica, S.L.

   B-375  Certificate of Incorporation with respect to Tratamiento y Generacion de
          Energia S.L.

   B-376  Articles of Association of Tratamiento y Generacion de Energia S.L.

   B-377  Certificate of Incorporation with respect to Generacion y Abastecimiento de
          Energia, S.L.

   B-378  Articles of Association of Generacion y Abastecimiento de Energia, S.L.

   B-379  Certificate of Incorporation with respect to Intercambio de Derivados
          Porcinos, S.L.

   B-380  Articles of Association of Intercambio de Derivados Porcinos, S.L.

   B-381  Certificate of Incorporation with respect to Aplicaciones Industriales de energies limpias, S.L.

   B-382  Articles of Association of Aplicaciones Industriales de energies limpias, S.L.

   B-383  Certificate of Incorporation with respect to Cinergy Services Iberia, S.L.

   B-384  Articles of Association of Cinergy Services Iberia, S.L.

   B-385  Certificate of Incorporation with respect to Compania Productora de Energia para Consumo Interno, S.L.

   B-386  Articles of Association of Compania Productora de Energia para Consumo
          Interno, S.L.

   B-387  Certificate of Incorporation with respect to Elecdey Carcelen, S.A.

   B-388  Articles of Association of Elecdey Carcelen, S.A.

   B-389  Certificate of Incorporation with respect to Enrega, S.L.

   B-390  Articles of Association of Enrega, S.L.

   B-391  Certificate of Incorporation with respect to Procrisa Servicios, S.L.

   B-392  Articles of Association of Procrisa Servicios, S.L.

   B-393  Certificate of Incorporation with respect to Promociones y Servicios
          Hidraulicos, S.A.

   B-394  Articles of Association of Promociones y Servicios Hidraulicos, S.A.

   B-395  Certificate of Formation of eVent (Triple Point) LLC

   B-396  Limited Liability Company Agreement of eVent (Triple Point) LLC               Refer to footnote 1

   B-397  Certificate of Formation of emPowerNET, LLC

   B-398  Limited Liability Company Agreement of emPowerNET, LLC                        Refer to footnote 1

   B-399  Amended and Restated Certificate of Incorporation of Pentech Solutions, Inc.

   B-400  By-laws of Pentech Solutions, Inc.                                            Refer to footnote 1

   B-401  Restated Articles of Incorporation of Kreiss Johnson Technologies, Inc.

   B-402  By-laws of Kreiss Johnson Technologies, Inc.                                  Refer to footnote 1

   B-403  Amended and Restated Articles of Incorporation of Catalytic Solutions, Inc.

   B-404  By-laws of Catalytic Solutions, Inc.                                          Refer to footnote 1

   B-405  Certificate of Incorporation of Izoic, Inc.

   B-406  By-laws of Izoic, Inc.                                                        Refer to footnote 1

   B-407  Certificate of Formation of Cinergy Origination & Trade, LLC

   B-408  Limited Liability Company Agreement of Cinergy Origination & Trade, LLC       Refer to footnote 1
(1) The referenced agreement is with one or more unaffiliated third parties, contains sensitive, competitive information, and/or is subject to confidentiality restrictions. Upon request, Cinergy will use its best efforts to make such agreement available to the SEC's staff.

The documents listed below are being filed or have previously been filed and are incorporated herein by reference from the documents indicated and made a part hereof. Exhibits not identified as previously filed are filed herewith:

  Exhibit                                                                                Previously Filed as
Designation                                  Nature of Exhibit                               Exhibit to:

   C-1    Original Indenture (First Mortgage Bonds) dated September 1, 1939, between    Exhibit A-Part 3 in File
          PSI and The First National Bank of Chicago, as Trustee, and LaSalle National  No. 70-00258 and
          Bank, as successor Trustee.                                                   Supplemental Indenture
                                                                                        dated March 30, 1984.

   C-2    Twenty-fifth Supplemental Indenture between PSI and The First National Bank   File No. 2-62543
          of Chicago dated September 1, 1978.

   C-3    Thirty-fifth Supplemental Indenture between PSI and The First National Bank   PSI's 1984 Form 10-K in
          of Chicago dated March 30, 1984.                                              File No. 1-03543

   C-4    Forty-second Supplemental Indenture between PSI and LaSalle National Bank     PSI's 1988 Form 10-K in
          dated August 1, 1988.                                                         File No. 1-03543

   C-5    Forty-fourth Supplemental Indenture between PSI and LaSalle National Bank     PSI's 1990 Form 10-K in
          dated March 15, 1990.                                                         File No. 1-03543

   C-6    Forty-fifth Supplemental Indenture between PSI and LaSalle National Bank      PSI's 1990 Form 10-K in
          dated March 15, 1990.                                                         File No. 1-03543

   C-7    Forty-sixth Supplemental Indenture between PSI and LaSalle National Bank      PSI's 1991 Form 10-K in
          dated June 1, 1990.                                                           File No. 1-03543

   C-8    Forty-seventh Supplemental Indenture between PSI and LaSalle National Bank    PSI's 1991 Form 10-K in
          dated July 15, 1991.                                                          File No. 1-03543

   C-9    Forty-eighth Supplemental Indenture between PSI and LaSalle National Bank     PSI's 1992 Form 10-K in
          dated July 15, 1992.                                                          File No. 1-03543

   C-10   Forty-ninth Supplemental Indenture between PSI and LaSalle National Bank      PSI's 1992 Form 10-K in
          dated February 15, 1993.                                                      File No. 1-03543

   C-11   Fiftieth Supplemental Indenture between PSI and LaSalle National Bank dated   PSI's 1992 Form 10-K in
          February 15, 1993.                                                            File No. 1-03543

   C-12   Fifty-first Supplemental Indenture between PSI and LaSalle National Bank      PSI's 1993 Form 10-K in
          dated February 1, 1994.                                                       File No. 1-03543

   C-13   Fifty-second Supplemental Indenture between PSI and LaSalle National Bank, as PSI's March 31, 1999, Form
          Trustee, dated April 30, 1999.                                                10-Q in File No. 1-03543

   C-14   Identure (Secured Medium-term Notes, Series A), dated July 15, 1991, between  PSI's Form 10-K/A,
          PSI and LaSalle National Bank, as Trustee.                                    Amendment No. 2, dated July
                                                                                        15, 1993, in File No. 1-03543

   C-15   Identure (Secured Medium-term Notes, Series B), dated July 15, 1992, between  PSI's Form 10-K/A,
          PSI and LaSalle National Bank, as Trustee.                                    Amendment No. 2, dated July
                                                                                        15, 1993, in File No. 1-03543

   C-16   Loan Agreement between PSI and the City of Princeton, Indiana dated as of     PSI's September 30, 1996,
          November 7, 1996.                                                             Form 10-Q in File No. 1-03543

   C-17   Loan Agreement between PSI and the City of Princeton, Indiana dated as of     Cinergy's 1996 Form 10-K in
          February 1, 1997.                                                             File No. 1-11377

   C-18   Indenture dated November 15, 1996, between PSI and The Fifth Third Bank, as   Cinergy's 1996 Form 10-K in
          Trustee.                                                                      File No. 1-11377

   C-19   First Supplemental Indenture dated November 15, 1996, between PSI and The     Cinergy's 1996 Form 10-K in
          Fifth Third Bank, as Trustee.                                                 File No. 1-11377

   C-20   Third Supplemental Indenture dated as of March 15, 1998, between PSI and The  PSI's 1997 Form 10-K in
          Fifth Third Bank, as Trustee.                                                 File No. 1-03543

   C-21   Fourth Supplemental Indenture dated as of August 5, 1998, between PSI and The PSI's June 30, 1998 Form
          Fifth Third Bank, as Trustee.                                                 10-Q in File No. 1-03543

   C-22   Fifth Supplemental Indenture dated as of December 15, 1998, between PSI and   PSI's 1998 Form 10-K in
          The Fifth Third Bank, as Trustee.                                             File No. 1-03543

   C-23   Sixth Supplemental Indenture dated as of April 30, 1999, between PSI and      PSI's March 31, 1999, Form
          Fifth Third Bank, as Trustee.                                                 10-Q in File No. 1-03543

   C-24   Seventh Supplemental Indenture dated as of October 20, 1999, between PSI and  PSI's September 30, 1999,
          Fifth Third Bank, as Trustee.                                                 Form 10-Q in File No. 1-03543

   C-25   Unsecured Promissory Note dated as of October 14, 1998, between PSI and the   PSI's 1998 Form 10-K in
          Rural Utilities Service.                                                      File No. 1-03543

   C-26   Loan Agreement between PSI and the Indiana Development Finance Authority      PSI's June 30 1998, Form
          dated as of July 15, 1998.                                                    10-Q in File No. 1-03543

   C-27   Loan Agreement between PSI and the Indiana Development Finance Authority      PSI's June 30, 2000 Form
          dated as of May 1, 2000.                                                      10-Q in File No. 1-03543

   C-28   Original Indenture (First Mortgage Bonds) between CG&E and The Bank of New    CG&E's Registration
          York (as Trustee) dated as of August 1, 1936.                                 Statement No. 2-02374

   C-29   Fourteenth Supplemental Indenture between CG&E and The Bank of New York       CG&E's Registration
          dated as of November 2, 1972.                                                 Statement No. 2-60961

   C-30   Thirty-third Supplemental Indenture between CG&E and The Bank of New York     CG&E's Registration
          dated as of September 1, 1992.                                                Statement No. 33-53578

   C-31   Thirty-fourth Supplemental Indenture between CG&E and The Bank of New York    CG&E's September 30, 1993,
          dated as of October 1, 1993.                                                  Form 10-Q in File No. 1-01232

   C-32   Thirty-fifth Supplemental Indenture between CG&E and The Bank of New York     CG&E's Registration
          dated as of January 1, 1994.                                                  Statement No. 33-52335

   C-33   Thirty-sixth Supplemental Indenture between CG&E and The Bank of New York     CG&E's Registration
          dated as of February 15, 1994.                                                Statement No. 33-52335

   C-34   Thirty-seventh Supplemental Indenture between CG&E and The Bank of New        Cinergy's 1996 Form 10-K in
          York dated as of October 14, 1996.                                            File No. 1-11377

   C-35   Loan Agreement between CG&E and the County of Boone, Kentucky dated as of     CG&E's 1984 Form 10-K in
          February 1, 1985.                                                             File No. 1-01232

   C-36   Repayment Agreement between CG&E and The Dayton Power and Light Company       CG&E's 1992 Form 10-K in
          dated as of December 23, 1992.                                                 File No. 1-01232

   C-37   Loan Agreement between CG&E and the County of Boone, Kentucky dated as of     CG&E's 1993 Form 10-K in
          January 1, 1994.                                                              File No. 1-01232

   C-38   Loan Agreement between CG&E and the State of Ohio Air Quality Development     CG&E's 1985 Form 10-K in
          Authority dated as of December 1, 1985.                                       File No. 1-01232

   C-39   Loan Agreement between CG&E and the State of Ohio Air Quality Development     CG&E's September 30, 1995,
          Authority dated as of September 13, 1995.                                     Form 10-Q in File No. 1-01232

   C-40   Loan Agreement between CG&E and the State of Ohio Water Development           CG&E's 1993 Form 10-K in
          Authority dated as of January 1, 1994.                                        File No. 1-01232

   C-41   Loan Agreement between CG&E and the State of Ohio Air Quality Development     CG&E's 1993 Form 10-K in
          Authority dated as of January 1, 1994.                                        File No. 1-01232

   C-42   Original Indenture (Unsecured Debt Securities) between CG&E and The Fifth     CG&E's Form 8-A dated July
          Third Bank dated as of May 15, 1995.                                          24, 1995, in File No. 1-01232

   C-43   First Supplemental Indenture between CG&E and The Fifth Third Bank dated      CG&E's June 30, 1995, Form
          as of June 1, 1995.                                                           10-Q in File No. 1-01232

   C-44   Second Supplemental Indenture between CG&E and The Fifth Third Bank dated     CG&E's Form 8-A dated July
          as of June 30, 1995.                                                          24, 1995 in File No. 1-01232

   C-45   Third Supplemental Indenture between CG&E and The Fifth Third Bank dated      CG&E's September 30, 1997,
          as of October 9, 1997.                                                        Form 10-Q in File No. 1-01232

   C-46   Fourth Supplemental Indenture between CG&E and The Fifth Third Bank dated     CG&E's March 31, 1998, Form
          as of April 1, 1998.                                                          10-Q in File No. 1-01232

   C-47   Fifth Supplemental Indenture between CG&E and The Fifth Third Bank dated      CG&E's June 30, 1998, Form
          as of June 9, 1998.                                                           10-Q in File No. 1-01232

   C-48   Original Indenture (First Mortgage Bonds) between ULH&P and The Bank of       ULH&P's Registration
          New York dated as of February 1, 1949.                                        Statement No. 2-07793

   C-49   Fifth Supplemental Indenture between ULH&P and The Bank of New York dated     CG&E's Registration
          as of January 1, 1967.                                                        Statement No. 2-60961

   C-50   Thirteenth Supplemental Indenture between ULH&P and The Bank of New York      ULH&P's 1992 Form 10-K in
          dated as of August 1, 1992.                                                   File No. 2-07793

   C-51   Original Indenture (Unsecured Debt Securities) between ULH&P and The Fifth    ULH&P's June 30, 1995, Form
          Third Bank dated as of July 1, 1995.                                          10-Q in File No. 2-07793

   C-52   First Supplemental Indenture between ULH&P and The Fifth Third Bank dated     ULH&P's June 30, 1995, Form
          as of July 15, 1995.                                                          10-Q in File No. 2-07793

   C-53   Second Supplemental Indenture between ULH&P and The Fifth Third Bank dated    ULH&P's March 31, 1998 Form
          as of April 30, 1998.                                                         10-Q in File No. 2-07793

   C-54   Third Supplemental Indenture between ULH&P and The Fifth Third Bank dated     ULH&P's 1998 Form 10-K in
          as of December 8, 1998.                                                       File No. 2-07793

   C-55   Fourth Supplemental Indenture between ULH&P and The Fifth Third Bank, as      ULH&P's September 30, 1999,
          Trustee, dated as of September 17, 1999.                                      Form 10-Q in File No. 2-07793

   C-56   Base Indenture dated as of October 15, 1998, between Global Resources and The Cinergy's September 30,
          Fifth Third Bank, as Trustee.                                                 1998, Form 10-Q in
                                                                                        File No. 1-11377

   C-57   First Supplemental Indenture dated as of October 15, 1998, between Global     Cinergy's September 30,
          Resources and The Fifth Third Bank, as Trustee.                               1998, Form 10-Q in
                                                                                        File No. 1-11377

   C-58   Indenture dated as of December 16, 1998, between Cinergy and The Fifth Third  Cinergy's 1998 Form 10-K in
          Bank.                                                                         File No. 1-11377

   C-59   Indenture between Cinergy and The Fifth Third Bank, as Trustee, dated as of   Cinergy's March 31, 1999,
          April 15, 1999.                                                               Form 10-Q in File No. 1-11377

   C-60   Agreement for Puchase and Sale of Assets, dated March 31, 1994, by and        Cinergy's Form U5B filed
          between Columbia Gas as Seller and KO Transmission as Buyer.                  January 23, 1995

   C-61   Agreement for Purchase and Sale of Line AM-4, dated March 31, 1994, by and    Cinergy's Form U5B filed
          between Columbia Gas as Seller and KO Transmission as Buyer.                  January 23, 1995

   C-62   Rights Agreement between Cinergy and The Fifth Third Bank, as Rights Agent,   Cinergy's Registration
          dated October 16, 2000.                                                       Statement on Form 8-A dated
                                                                                        October 16, 2000 in File
                                                                                        No. 1-11377

   C-63   Fifty-third Supplemental Indenture between PSI and LaSalle National Bank      Cinergy's June 30, 2001,
          dated June 15, 2001.                                                          Form 10-Q in File No. 1-11377

   C-64   Loan Agreement between CG&E and the State of Ohio Air Quality Development     Cinergy's September 30,
          Authority dated August 1, 2001.                                               2001, Form 10-Q in File No.
                                                                                        1-11377

   C-65   Indenture between Cinergy and The Fifth Third Bank, as Trustee, dated         Cinergy's September 30,
          September 12, 2001.                                                           2001, Form 10-Q in File No.
                                                                                        1-11377

   C-66   First Supplemental Indenture between Cinergy and The Fifth Third Bank, as     Cinergy's September 30,
          Trustee, dated September 12, 2001.                                            2001, Form 10-Q in File No.
                                                                                        1-11377

   C-67   Second Supplemental Indenture, dated December 18, 2001, between Cinergy and   Cinergy's Form 8-K,
          The Fifth Third Bank, as Trustee.                                             December 19, 2001 in File
                                                                                        No. 1-11377

   C-68   Purchase Contract Agreement, dated December 18, 2001, between Cinergy and The Cinergy's Form 8-K,
          Bank of New York, as Purchase Contract Agent.                                 December 19, 2001 in File
                                                                                        No. 1-11377

   C-69   Pledge Agreement, dated December 18, 2001, among Cinergy, JP Morgan Chase     Cinergy's Form 8-K,
          Bank, as Collateral Agent, Custodial Agent and Securities Intermediary, and   December 19, 2001 in File
          The Bank of New York, as Purchase Contract Agent.                             No. 1-11377

   C-70   Thirty-eighth Supplemental Indenture between CG&E and The Bank of New York    Cinergy's March 31, 2001,
          dated as of February 1, 2001.                                                 Form 10-Q in File No.
                                                                                        1-11377

The documents listed below are being filed or have previously been filed and are incorporated herein by reference from the documents indicated and made a part hereof. Exhibits not identified as previously filed are filed herewith:

  Exhibit                                                                                    Previously Filed as
Designation                                  Nature of Exhibit                                   Exhibit to:

   D-1    Amended Agreement between Cinergy and subsidiary companies for filing          Filed pursuant to Rule 104(b)
          consolidated income tax returns and for allocation of consolidated income tax liabilities and benefits

   D-2    Schedule detailing reallocation of 2001 taxes in accordance with agreement     Filed pursuant to Rule 104(b)
          filed as Exhibit D-1

The documents listed below are being filed or have previously been filed and are incorporated herein by reference from the documents indicated and made a part hereof. Exhibits not identified as previously filed are filed herewith:

  Exhibit                                                                                    Previously Filed as
Designation                                  Nature of Exhibit                                   Exhibit to:

   F-1    Consolidating Financial Statements of Cinergy for 2001                         Filed pursuant to Rule 104(b)

   F-2    Consolidating Financial Statements of CG&E for 2001                            Filed pursuant to Rule 104(b)

   F-3    Consolidating Financial Statements of Investments for 2001                     Filed pursuant to Rule 104(b)

   F-4    Financial Statements of Cadence Network for 2001                               Filed pursuant to Rule 104(b)

   F-5    Consolidating Financial Statements of Capital & Trading for 2001               Filed pursuant to Rule 104(b)

   F-6    Financial Statements of Brownsville Power I, LLC for 2001                      Filed pursuant to Rule 104(b)

   F-7    Financial Statements of Caledonia Power I, LLC for 2001                        Filed pursuant to Rule 104(b)

   F-8    Financial Statements of CinCap IV, LLC for 2001                                Filed pursuant to Rule 104(b)

   F-8    Financial Statements of CinCap V, LLC for 2001                                 Filed pursuant to Rule 104(b)

   F-9    Consolidating Financial Statements of CinCap VIII for 2001                     Filed pursuant to Rule 104(b)

   F-10   Financial Statements of CinCap VII, LLC for 2001                               Filed pursuant to Rule 104(b)

   F-11   Financial Statements of CinCap Madison, LLC for 2001                           Filed pursuant to Rule 104(b)

   F-12   Financial Statements of CinPower I, LLC for 2001                               Filed pursuant to Rule 104(b)

   F-13   Financial Statements of Cinergy Canada, Inc. for 2001                          Refer to footnote 5

   F-14   Financial Statements of Marketing & Trading for 2001                           Refer to footnote 5

   F-15   Financial Statements of Cinergy Transportation, LLC for 2001                   Refer to footnote 5

   F-16   Financial Statements of Q-Comm Corporation for 2001                            Filed pursuant to Rule 104(b)

   F-17   Financial Statements of Lattice Communications, LLC for 2001                   Filed pursuant to Rule 104(b)

   F-18   Consolidating Financial Statements of Solutions Holding for 2001               Filed pursuant to Rule 104(b)

   F-19   Consolidating Financial Statements of 3036243 Nova Scotia Company for 2001     Filed pursuant to Rule 104(b)

   F-20   Consolidating Financial Statements of Vestar, Inc. for 2001                    Filed pursuant to Rule 104(b)

   F-21   Financial Statements of Keen Rose Technology Group Limited for 2001            Filed pursuant to Rule 104(b)

   F-21   Financial Statements of Optimira Controls, Inc. for 2001                       Filed pursuant to Rule 104(b)

   F-22   Consolidating Financial Statements of Solutions for 2001                       Filed pursuant to Rule 104(b)

   F-23   Financial Statements of Cinergy Energy Solutions, Inc. for 2001                Filed pursuant to Rule 104(b)

   F-24   Financial Statements of U.S. Energy Biogas Corporation for 2001                Filed pursuant to Rule 104(b)

   F-25   Financial Statements of Countryside Landfill Gasco., L.L.C. for 2001           Filed pursuant to Rule 104(b)

   F-25   Financial Statements of Morris Gasco, L.L.C. for 2001                          Filed pursuant to Rule 104(b)

   F-25   Financial Statements of Brown County Landfill Gas Associates, L.P. for 2001    Filed pursuant to Rule 104(b)

   F-26   Financial Statements of South Houston Green Power, L.P. for 2001               Filed pursuant to Rule 104(b)

   F-27   Financial Statements of CSGP Limited, LLC for 2001                             Filed pursuant to Rule 104(b)

   F-27   Financial Statements of CSGP General, LLC for 2001                             Filed pursuant to Rule 104(b)

   F-27   Financial Statements of CSGP Services, L.P. for 2001                           Filed pursuant to Rule 104(b)

   F-28   Financial Statements of Oklahoma Arcadian Utilities, LLC for 2001              Filed pursuant to Rule 104(b)

   F-28   Financial Statements of Shreveport Red River Utilities, LLC for 2001           Filed pursuant to Rule 104(b)

   F-29   Financial Statements of Delta Township Utilities, LLC for 2001                 Filed pursuant to Rule 104(b)

   F-29   Financial Statements of Energy Equipment Leasing LLC for 2001                  Filed pursuant to Rule 104(b)

   F-29   Financial Statements of Trigen-Cinergy Solutions LLC for 2001                  Filed pursuant to Rule 104(b)

   F-29   Financial Statements of Trigen-Cinergy Solutions of Ashtabula LLC for 2001     Filed pursuant to Rule 104(b)

   F-29   Financial Statements of Trigen-Cinergy Solutions of Baltimore LLC for 2001     Filed pursuant to Rule 104(b)

   F-29   Financial Statements of Trigen-Cinergy Solutions of Boca Raton, LLC for 2001   Filed pursuant to Rule 104(b)

   F-30   Financial Statements of Trigen-Cinergy Solutions of Cincinnati LLC for 2001    Filed pursuant to Rule 104(b)

   F-30   Financial Statements of Trigen-Cinergy Solutions of College Park, LLC for 2001 Filed pursuant to Rule 104(b)

   F-30   Financial Statements of Trigen-Cinergy Solutions of Lansing LLC for 2001       Filed pursuant to Rule 104(b)

   F-30   Financial Statements of Trigen/Cinergy - USFOS of Lansing LLC for 2001         Filed pursuant to Rule 104(b)

   F-30   Financial Statements of Trigen-Cinergy Solutions of Orlando LLC for 2001       Filed pursuant to Rule 104(b)

   F-30   Financial Statements of Trigen-Cinergy Solutions of Owings Mills LLC for 2001  Filed pursuant to Rule 104(b)

   F-31   Financial Statements of Trigen-Cinergy Solutions of Rochester LLC for 2001     Filed pursuant to Rule 104(b)

   F-31   Financial Statements of Trigen-Cinergy Solutions of Silver Grove LLC for 2001  Filed pursuant to Rule 104(b)

   F-31   Financial Statements of Environmental Wood Supply, LLC for 2001                Filed pursuant to Rule 104(b)

   F-31   Financial Statements of St. Paul Cogeneration LLC for 2001                     Filed pursuant to Rule 104(b)

   F-31   Financial Statements of Trigen-Cinergy Solutions of Tuscola, LLC for 2001      Filed pursuant to Rule 104(b)

   F-32   Consolidating Financial Statements of Reliant for 2001                         Filed pursuant to Rule 104(b)

   F-33   Consolidating Financial Statements of MP Acquisitions Corp., Inc. for 2001     Filed pursuant to Rule 104(b)

   F-34   Financial Statements of Miller Pipeline for 2001                               Refer to footnote 9

   F-35   Consolidating Financial Statements of Global Resources for 2001                Filed pursuant to Rule 104(b)

   F-36   Consolidating Financial Statements of Global Power for 2001                    Filed pursuant to Rule 104(b)

   F-37   Financial Statements of Attiki Gas Supply Company SA for 2001                  Refer to footnote 3

   F-38   Financial Statements of Chandler Wind Partners, LLC for 2001                   Filed pursuant to Rule 104(b)

   F-39   Financial Statements of Cinergy Global Ely, Inc. for 2001                      Refer to footnote 21

   F-40   Financial Statements of EPR Ely Limited for 2001                               Refer to footnote 11

   F-41   Financial Statements of Anglian Straw Limited for 2001                         Refer to footnote 11

   F-42   Financial Statements of Anglian Ash Limited for 2001                           Refer to footnote 11

   F-43   Financial Statements of eVent Resources Overseas I, LLC for 2001               Filed pursuant to Rule 104(b)

   F-44   Financial Statements of Foote Creek III, LLC for 2001                          Filed pursuant to Rule 104(b)

   F-45   Financial Statements of Foote Creek II, LLC for 2001                           Filed pursuant to Rule 104(b)

   F-46   Financial Statements of Foote Creek IV, LLC for 2001                           Filed pursuant to Rule 104(b)

   F-47   Financial Statements of Cinergy Global Trading Limited for 2001                Refer to footnote 12

   F-48   Financial Statements of Commercial Electricity Supplies Limited for 2001       Refer to footnote 12

   F-49   Financial Statements of UK Electric Power Limited for 2001                     Refer to footnote 12

   F-50   Financial Statements of San Gorgonio Westwinds II, LLC for 2001                Filed pursuant to Rule 104(b)

   F-51   Consolidating Financial Statements of Holdings B.V. for 2001                   Filed pursuant to Rule 104(b)

   F-52   Financial Statements of Copperbelt for 2001                                    Refer to footnote 20

   F-53   Financial Statements of EOS I for 2001                                         Refer to footnote 12

   F-54   Financial Statements of EOS II for 2001                                        Refer to footnote 12

   F-55   Consolidating Financial Statements of Hydro B.V. for 2001                      Filed pursuant to Rule 104(b)

   F-56   Financial Statements of Cinergy Renovables Ibericas, S.A. for 2001             Refer to footnote 12

   F-57   Financial Statements of Cinergy Global Power Iberia, S.A. for 2001             Refer to footnote 18

   F-58   Financial Statements of Desarrollos Eolico El Aguila, S.A. for 2001            Refer to footnote 16

   F-59   Financial Statements of Ascoy for 2001                                         Refer to footnote 3

   F-60   Financial Statements of EoloCrisa, S.L. for 2001                               Refer to footnote 14

   F-61   Financial Statements of Corporacion Eolica, S.L. for 2001                      Refer to footnote 14

   F-62   Financial Statements of Compania Eolica Aragonesa, S.A. for 2001               Refer to footnote 16

   F-63   Financial Statements of Northeolic Pico Gallo, S.L. for 2001                   Refer to footnote 16

   F-64   Financial Statements of Narva for 2001                                         Refer to footnote 17

   F-65   Consolidating Financial Statements of Cinergy Global Resources 1 B.V. for 2001 Filed pursuant to Rule 104(b)

   F-66   Financial Statements of Cinergy Global Polska Sp. Z o.o. for 2001              Refer to footnote 3

   F-67   Financial Statements of Cinergy Global Resources 1 Sp. Z o.o. for 2001         Refer to footnote 3

   F-68   Financial Statements of Cinergy Global Resources a.s. for 2001                 Refer to footnote 10

   F-69   Financial Statements of Desebro for 2001                                       Refer to footnote 12

   F-70   Financial Statements of Egoli Gas (Proprietary) Limited for 2001               Refer to footnote 1

   F-71   Financial Statements of Cinergy Global (Cayman) Holdings, Inc. for 2001        Refer to footnote 15

   F-72   Financial Statements of Tsavo Power Company Limited for 2001                   Refer to footnote 20

   F-73   Financial Statements of CZECHPOL ENERGY spol, s.r.o. for 2001                  Refer to footnote 7

   F-74   Financial Statements of ZAT Dneproline for 2001                                Refer to footnote 8

   F-75   Financial Statements of E-line Czech, s.r.o. for 2001                          Refer to footnote 8

   F-76   Financial Statements of E-line AG for 2001                                     Refer to footnote 3

   F-77   Financial Statements of S-line s.r.o. for 2001                                 Refer to footnote 8

   F-78   Financial Statements of DP Czechpol Energy Invest for 2001                     Refer to footnote 8

   F-79   Financial Statements of MEAS Brno, a.s. for 2001                               Refer to footnote 8

   F-80   Financial Statements of PEAS Praha, a.s. for 2001                              Refer to footnote 8

   F-81   Financial Statements of Moravia Energo for 2001                                Refer to footnote 8

   F-82   Financial Statements of Cinergy Global Power Africa (Proprietary)
          Limited for 2001                                                               Refer to footnote 19

   F-83   Consolidating Financial Statements of CinTec for 2001                          Filed pursuant to Rule 104(b)

   F-84   Consolidating Financial Statements of CinTec I LLC for 2001                    Filed pursuant to Rule 104(b)

   F-85   Financial Statements of eVent (Triple Point) LLC for 2001                      Filed pursuant to Rule 104(b)

   F-86   Consolidating Financial Statements of Cinergy Technologies for 2001            Filed pursuant to Rule 104(b)

   F-87   Financial Statements of Pentech Solutions, Inc. for 2001                       Refer to footnote 2

   F-88   Financial Statements of Kreiss Johnson Technologies, Inc. for 2001             Refer to footnote 2

   F-89   Financial Statements of Catalytic Solutions, Inc. for 2001                     Refer to footnote 2

   F-90   Financial Statements of Izoic, Inc. for 2001                                   Refer to footnote 2

   F-91   Consolidating Financial Statements of Wholesale Energy for 2001                Filed pursuant to Rule 104(b)

   F-92   Classified plant accounts and related depreciation or amortization reserve     Filed under cover of Form SE
          schedules included in the 2001 FERC Form No. 1 of CG&E

   F-93   Classified plant accounts and related depreciation or amortization reserve     Filed under cover of Form SE
          schedules included in the 2001 Public Utilities Commission of Ohio (PUCO)
          Annual Report Supplement to FERC Form No. 1 of CG&E

   F-94   Classified plant accounts and related depreciation or amortization reserve     Filed under cover of Form SE
          schedules included in the 2001 PUCO FERC Form No. 2 of CG&E

   F-95   Classified plant accounts and related depreciation or amortization reserve     Filed under cover of Form SE
          schedules included in the 2001 FERC Form No. 1 of PSI and the 2001 Indiana
          Utility Regulatory Commission (IURC) FERC Form No. 1 of PSI

   F-96   Classified plant accounts and related depreciation or amortization reserve     Filed under cover of Form SE
          schedules included in the FERC Form No. 1 and FERC Form No. 2 of ULH&P

   F-97   Classified plant accounts and related depreciation or amortization reserve     Filed under cover of Form SE
          schedules included in the 2001 Kentucky Public Service Commission FERC Form
          No. 1 and FERC Form No. 2 of ULH&P

   F-98   Classified plant accounts and related depreciation or amortization reserve     Filed under cover of Form SE
          schedules included in the 2001 Annual Report of Lawrenceburg to the IURC

   F-99   The 2001 FERC Form No. 2-A for KO Transmission                                 Filed under cover of Form SE

   F-100  The 2001 Annual Report of Trigen-Cinergy Solutions of Cincinnati LLC
          to the PUCO                                                                    Filed under cover of Form SE

   F-101  Financial Statements of Teplarny for 2001                                      Refer to footnote 6

   F-102  Financial Statements of Energetika for 2001                                    Refer to footnote 6

   F-103  Financial Statements of Cinergetika for 2001                                   Refer to footnote 6

   F-104  Financial Statements of Chropyne for 2001                                      Refer to footnote 6

   F-105  Financial Statements of Cinergy Global Power (UK) Limited for 2001             Refer to footnote 12

   F-106  Financial Statements of Cinergy Global Power Services Limited for 2001         Refer to footnote 4

   F-107  Financial Statements of Age Inversiones for 2001                               Refer to footnote 13

   F-108  Financial Statements of Valoritzacions Agroramaderes les
          Garrigues, S.L. for 2001                                                       Refer to footnote 13

   F-109  Financial Statements of Escambeo, S.L. for 2001                                Refer to footnote 13

   F-110  Financial Statements of Procrisa Servicios, S.L. for 2001                      Refer to footnote 13

   F-111  Financial Statements of Tractaments de Jundea, SA for 2001                     Refer to footnote 13
(1) At the time of filing, the financial statements provided are in accordance with generally accepted accounting principles (GAAP) other than United States (U.S.) GAAP. In addition, the financial statements are denominated in the local currency, not U.S. currency. Cinergy believes the difference in U.S. and foreign GAAP would not be material. In 2002, Cinergy wrote off its investment in this entity. As Cinergy no longer has further material commitments, the attainment of U.S. GAAP and U.S. currency financial statements is not reasonable without incurring undue expense.

(2) Cinergy has not provided financial statements for this entity because they are subject to confidentiality restrictions with third parties.

(3) At the time of filing, the balance sheet and income statement are the only financial statements available. The financial statements provided are in accordance with GAAP other than U.S. GAAP. In addition, the financial statements are denominated in the local currency, not U.S. currency. Cinergy believes the difference in U.S. and foreign GAAP would not be material. The attainment of U.S. GAAP and U.S. currency financial statements is not reasonable without incurring undue expense.

(4) The balance sheet, income statement, statement of cash flows, and a footnote containing the statement of shareholder’s equity are in accordance with GAAP other than U.S. GAAP. Cinergy believes the difference in U.S. and foreign GAAP would not be material. The attainment of U.S. GAAP financial statements is not reasonable without incurring undue expense.

(5) The entity is included in the “Consolidating Financial Statements of Captial & Trading” located at Exhibit F-5.

(6) At the time of filing, the available financial statements are denominated in the local currency, not U.S. currency. During 2002, Cinergy sold 100% of its interest in the entity to an unrelated third party. As a result of the sale, the attainment of U.S. currency financial statements is not reasonable without incurring undue expense.

(7) At the time of filing, the available financial statements are dominated in the local currency, not U.S. currency. During 2002 and the first part of 2003, Cinergy sold 100% of its interest in the entity to an unrelated third party. As a result of the sale, the attainment of U.S. currency financial statements is not reasonable without incurring undue expense.

(8) At the time of the filing, the respective financial statements were not available. However, Cinergy has filed the consolidated financial statements of CZECHPOL ENERGY spol, s.r.o., located at Exhibit F-73, which includes each respective entity. During 2002 and the first part of 2003, Cinergy sold 100% of its interest in the entities to an unrelated third party. As a result of the sale, the attainment of the outstanding financial statements is not reasonable without incurring undue expense.

(9) The entity is included in the “Consolidating Financial Statements of MP Acquisitions Corp., Inc.” located at Exhibit F-33.

(10) At the time of filing, the balance sheet, income statement, statement of cash flows and a footnote containing a statement of shareholder’s equity are in accordance with GAAP other than U.S. GAAP. In addition, the financial statements are denominated in the local currency, not U.S. currency. Cinergy believes the difference in U.S. and foreign GAAP would not be material. Also, Cinergy sold the entity in 2002 to an unrelated third party. As a result of the sale, the attainment of U.S. GAAP and U.S. currency financial statements is not reasonable without incurring undue expense.

(11) Cinergy does not have a controlling ownership interest in this entity. Cinergy has made good faith efforts to obtain financial statements for the entity, but has been unable to obtain them.

(12) At the time of filing, the balance sheet, income statement, and a footnote containing a statement of equity are the only financial statements available. The financial statements provided are in accordance with GAAP other than U.S. GAAP. In addition, the financial statements are denominated in the local currency, not U.S. currency. Cinergy believes the difference in U.S. and foreign GAAP would not be material. The attainment of U.S. GAAP and U.S. currency financial statements is not reasonable without incurring undue expense.

(13) During 2002, Cinergy sold 100% of its interest in this entity to an unrelated third party. As a result of the sale, the attainment of financial statements is not reasonable without incurring undue expense.

(14) The entity is included in the consolidated “Financial Statements of Cinergy Renovables Ibericas, S.A.” located at Exhibit F-56. In addition, Cinergy sold the entity in 2002 to an unrelated third party. The attainment of the outstanding financial statements is not reasonable without incurring undue expense.

(15) This entity is the holding company of Tsavo Power Company Limited and has no other operations. See exhibit F-72 for the operating company financial statements.

(16) At the time of filing, the balance sheet, income statement, and a footnote for the statement of equity are the only financial statements available. The financial statements provided are in accordance with GAAP other than U.S. GAAP. In addition, the financial statements are denominated in the local currency, not U.S. currency. Cinergy believes the difference in U.S. and foreign GAAP would not be material. Also, Cinergy sold the entity in 2002 to an unrelated third party. As a result of the sale, the attainment of U.S. GAAP and U.S. currency financial statements is not reasonable without incurring undue expense.

(17) At the time of filing, the balance sheets, income statement, and a footnote for the statement of equity and a footnote for the statement of cash flows are in accordance with GAAP other than U.S. GAAP. In addition, the financial statements are denominated in the local currency, not U.S. currency. Cinergy believes the difference in U.S. and foreign GAAP would not be material. Also, Cinergy sold the entity in 2002 to an unrelated third party. As a result of the sale, the attainment of U.S. GAAP and U.S. currency financial statements is not reasonable without incurring undue expense.

(18) Entity holds a trading license in Spain. However, the entity is inactive and has not participated in any trading activities since inception. Cinergy expected to sell this entity in conjunction with the sale of a group of entities; however, this entity was not sold. Due to its inactive status, financial statements are not required.

(19) At the time of filing, the financial statements provided are in accordance with GAAP other than U.S. GAAP. In addition, the financial statements are denominated in the local currency, not U.S. currency. Cinergy believes the difference in U.S. and foreign GAAP would not be material. The attainment of U.S. GAAP and U.S. currency financial statements is not reasonable without incurring undue expense.

(20) At the time of filing, the financial statements provided are in accordance with GAAP other than U.S. GAAP. Cinergy believes the difference in U.S. and foreign GAAP would not be material. The attainment of U.S. GAAP financial statements is not reasonable without incurring undue expense.

(21) Entity is a holding company of which Cinergy owns 100% interest in this entity. The holding company does not have controlling ownership interest in its subsidiaries. Cinergy has made good faith efforts to obtain financial statements for the entity, but as a result of the minority ownership, have not been able to obtain them.

The documents listed below are being filed or have previously been filed and are incorporated herein by reference from the documents indicated and made a part hereof. Exhibits not identified as previously filed are filed herewith:

  Exhibit                                                                                    Previously Filed as
Designation                                  Nature of Exhibit                                   Exhibit to:

   G      Organizational chart showing relationship of EWGs and FUCOs to other system companies

The documents listed below are being filed or have previously been filed and are incorporated herein by reference from the documents indicated and made a part hereof. Exhibits not identified as previously filed are filed herewith:

  Exhibit                                                                                    Previously Filed as
Designation                                         Nature of Exhibit                            Exhibit to:

   H-1    Financial Statements of Brownsville Power I, LLC for the year ended                Refer to Item 10 F-6
          December 31, 2001

   H-2    Financial Statements of Caledonia Power I, LLC for the year ended                  Refer to Item 10 F-7
          December 31, 2001

   H-3    Financial Statements of CinCap VII, LLC for the year ended December 31, 2001       Refer to Item 10 F-10

   H-4    Financial Statements of CinCap Madison, LLC for the year ended December 31, 2001   Refer to Item 10 F-11

   H-5    Financial Statements of Chandler Wind Partners, LLC for the year ended             Refer to Item 10 F-38
          December 31, 2001

   H-6    Financial Statements of Cinergy Global Ely, Inc. for the year ended                Refer to Item 10 F-39
          December 31, 2001

   H-7    Financial Statements of Foote Creek III, LLC for the year ended December 31, 2001  Refer to Item 10 F-44

   H-8    Financial Statements of Foote Creek II, LLC for the year ended December 31, 2001   Refer to Item 10 F-45

   H-9    Financial Statements of Foote Creek IV, LLC for the year ended December 31, 2001   Refer to Item 10 F-46

   H-10   Financial Statements of Cinergy Global Power (UK) Limited for the year ended       Refer to Item 10 F-105
          December 31, 2001

   H-11   Financial Statements of Cinergy Renovables Ibericas, S.A. for the year ended       Refer to Item 10 F-56
          December 31, 2001

   H-12   Financial Statements of Narva for the year ended December 31, 2001                 Refer to Item 10 F-64

   H-13   Financial Statements of Teplarny for the year ended December 31, 2001              Refer to Item 10 F-101

   H-14   Financial Statements of Energetika for the year ended December 31, 2001            Refer to Item 10 F-102

   H-15   Financial Statements of Cinergetika for the year ended December 31, 2001           Refer to Item 10 F-103

   H-16   Financial Statements of Chropyne for the year ended December 31, 2001              Refer to Item 10 F-104

   H-17   Financial Statements of Egoli Gas (Proprietary) Limited for the year ended         Refer to Item 10 F-70
          December 31, 2001

   H-18   Financial Statements of CZECHPOL ENERGY spol, s.r.o. for the year ended            Refer to Item 10 F-73
          December 31, 2001

   H-19   Financial Statements of Ridge Crest Wind Partners, LLC for the year ended          Refer to Item 10 F-36
          December 31, 2001

   H-20   Financial Statements of Attiki Gas Supply Company SA for the year ended            Refer to Item 10 F-37
          December 31, 2001

   H-21   Financial Statements of Cinergy Global Power Services Limited for the year ended   Refer to footnote 2
          December 31, 2001

   H-22   Financial Statements of ERP Ely Limited for the year ended December 31, 2001       Refer to Item 10 F-40

   H-23   Financial Statements of Copperbelt for the year ended December 31, 2001            Refer to Item 10 F-52

   H-24   Financial Statements of EOS I for the year ended December 31, 2001                 Refer to Item 10 F-53

   H-25   Financial Statements of EOS II for the year ended December 31, 2001                Refer to Item 10 F-54

   H-26   Financial Statements of Desarrollos Eolico El Aguila, S.A. for the year ended      Refer to Item 10 F-58
          December 31, 2001

   H-27   Financial Statements of Ascoy for the year ended December 31, 2001                 Refer to Item 10 F-59

   H-28   Financial Statements of Compania Eolica Aragonesa, S.A. for the year ended         Refer to Item 10 F-62
          December 31, 2001

   H-29   Financial Statements of Northeolic Pico Gallo, S.L. for the year ended             Refer to Item 10 F-63
          December 31, 2001

   H-30   Financial Statements of Tractments de Juneda, SA for the year ended                Refer to Item 10 F-111
          December 31, 2001

   H-31   Financial Statements of Cinergy Global Polska Sp. Z.o.o. for the year ended        Refer to Item 10 F-66
          December 31, 2001

   H-32   Financial Statements of Cinergy Global Resources I B.V. for the year ended         Refer to Item 10 F-65
          December 31, 2001

   H-33   Financial Statements of Cinergy Global Resources a.s. for the year ended           Refer to Item 10 F-68
          December 31, 2001

   H-34   Financial Statements of Otrokovice for the year ended December 31, 2001            Refer to footnote 1

   H-35   Financial Statements of Desebro for the year ended December 31, 2001               Refer to Item 10 F-69

   H-36   Financial Statements of Tsavo Power Company Limited for the year ended             Refer to Item 10 F-20
          December 31, 2001
(1) Cinergy held 12% interest in the entity as of December 31, 2001. Cinergy sold the entity in May 2002. The attainment of the financial statements is not feasible without Cinergy incurring undue expense.
(2) Entity is a minority owned subsidiary. Cinergy was unable to obtain financial statements for the entity without incurring undue expense.

The documents listed below are being filed or have previously been filed and are incorporated herein by reference from the documents indicated and made a part hereof. Exhibits not identified as previously filed are filed herewith:

  Exhibit                                                                                          Previously Filed as
Designation                                  Nature of Exhibit                                         Exhibit to:

   I      Response to Item 1                                                                 Filed pursuant to Rule 104(b)

The documents listed below are being filed or have previously been filed and are incorporated herein by reference from the documents indicated and made a part hereof. Exhibits not identified as previously filed are filed herewith:

  Exhibit                                                                                         Previously Filed as
Designation                                  Nature of Exhibit                                        Exhibit to:

   J      Response to Item 9, Part I (b) and (c) and Part III for all EWGs and FUCOs         Filed pursuant to Rule 104(b)

SIGNATURE

Each undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of each undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

CINERGY CORP. By: /s/ Wendy L. Aumiller ----------------------------------------- Treasurer
Date: April 23, 2003